Exhibit 99.1

Globus Maritime Limited Announces Amendment to Term Loan Facility and Signs Agreements to Sell Two Vessels

August 18, 2023 - Glyfada, Greece - Globus Maritime Limited (the “Company” or “Globus”) (NASDAQ: GLBS) announced today that it has entered into, amended and restated a term loan facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for an additional borrowing of $25 million, increasing the loan facility to $77.25 million. As part of the amendment, the Diamond Globe and Power Globe, previously unencumbered ships, became part of the security package for this loan facility. The interest rate on the loan facility was also lowered to Term SOFR together with an adjustment of 0.1% per annum, plus a margin of 2.70%.

In addition, on August 11, 2023, the Company, through a wholly owned subsidiary, entered into a binding agreement to sell the 2009-built m/v/ Sky Globe for a gross price of $10.7 million, before commissions and expenses, to an unaffiliated third party, which sale is subject to standard closing conditions and requirements. The vessel is expected to be delivered to its new owner between September 1st, 2023 and September 30th, 2023.

Furthermore, on August 16th, 2023, the Company, through a wholly owned subsidiary, entered into a binding agreement to sell the 2010-built m/v/ Star Globe for a gross price of $11.2 million, before commissions and expenses, to an unaffiliated third party, which sale is subject to standard closing conditions and requirements. The vessel is expected to be delivered to its new owner between September 1st, 2023 and September 30th, 2023.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of six dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate eight vessels (prior to the sale of the vessels m/v Sky Globe & m/v Star Globe) with a total carrying capacity of 567,467 DWT and a weighted average age of 11.2 years as of June 30, 2023.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited +30 210 960 8300	Capital Link – New York +1 212 661 7566
Athanasios Feidakis, CEO	Nicolas Bornozis globus@capitallink.com
a.g.feidakis@globusmaritime.gr